

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 27, 2009

Ms. Guohua Wan
Chief Financial Officer
Advanced Battery Technologies, Inc.
21 West 39th Street
Suite 2A
New York, NY 10018

> **Re: Advanced Battery Technologies, Inc.**
> **Form 10-K for year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 001-33726**

Dear Ms. Wan:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

1.   Tell us why the cover page of your periodic and current reports under Exchange
        Act section 13 refers to Commission file no. 0-13337, rather than the file number
        you use when electronically submitting your filings, 1-33726.

2.   You indicate that you are an accelerated filer. Accordingly, please tell us where
        you have presented selected quarterly financial data under Item 302 of Regulation
        S-K. If you do not believe this information is required, please provide us your
        basis and the rule on which you relied.

Item 8. Financial Statements

Note 7. Investment in Unconsolidated Entity, page 36

3.   You disclose that you use the equity method in accounting for the 49% interest in
        BET because you do *not* have significant influence on BET.   Please tell us how
        your accounting is consistent with paragraph 17 of APB 18. As set forth in the
        cited guidance, the equity method of accounting for an investment in common
        stock should be followed by an investor whose investment in voting stock gives it
        the ability to exercise significant influence over operating and financial policies
        of an investee even though the investor holds 50% or less of the voting stock.

Note 15. Income Taxes, page 42

4.   We note that the statutory income tax rate in the U.S. is 35% while your
        consolidated effective tax rate for 2008 calculated based on "income before
        income taxes" and the "provision for income taxes (benefit)" is 14.5%. Provide
        to us and in future filings please present the reconciliation, which can be
        presented using dollars or percentages, of the provision for income taxes at the
        U.S. statutory rate to the actual reported consolidated provision for income taxes
        as required by paragraph 47 of SFAS 109.

As you are a Delaware corporation, the reconciliation should begin with the U.S. statutory rate (if presented based on percentages) or income taxes determined as the product of the U.S. statutory rate and reported consolidated pre-tax earnings (if presented based on dollars). You should then present appropriate reconciling items to reconcile to the actual consolidated provision for income taxes as presented on your income statement or the actual consolidated effective tax rate. As applicable, you should present reconciling items such as the impact of: (1) un-benefited losses in the U.S., (2) the difference in the statutory income tax rate between the U.S. and China, (3) the 50% tax holiday in China, (4) valuation allowances and (5) any other permanent differences as defined in SFAS 109.

5.   Tell us whether you have loss carry-forwards in the U.S. or in any other taxing jurisdiction. If you do have such carry-forwards, tell us why you should not present disclosure about those carry-forwards pursuant to paragraph 48 of SFAS 109.

6.   We note that you issued shares of restricted stock to employees and consultants from your U.S. parent where the fair value is being amortized in the financial statements over the relevant service/vesting periods. As the income tax treatment may significantly impact the disclosures and accounting under SFAS 109, tell us how these issuances were treated for income tax purposes in the U.S. and in China.

7.   In future filings please disclose domestic and foreign pre-tax accounting income. As you are a Delaware corporation, please note that domestic pre-tax accounting income would be pre-tax income or loss attributed to the U.S. Refer to Rule 4-08(h) of Regulation S-X.

8.   You disclose that there are no deferred income taxes recorded in the financial statements. Please tell us whether there are any temporary differences (as defined in SFAS 109) in the U.S. or in China or in any other jurisdiction where you file an income tax return. If there are temporary differences, please tell us why those differences should not be given accounting recognition under SFAS 109. Your response should be specific to the individual taxing jurisdictions where you file income tax returns and cite the specific paragraphs of SFAS 109 on which you base your accounting conclusions.

9.   As a related matter, if there are temporary differences (as defined in SFAS 109) related to tax income tax filings in any of the jurisdictions in which you file an income tax return, tell us how you concluded that the notes to financial statements should not include quantified disclosures about deferred income taxes under paragraph 43 of SFAS 109. As well, it appears that you may have valuation allowances, such as for any un-benefited losses in the U.S. Accordingly, tell us why you should not present quantified disclosure about valuation allowances under paragraph 43 of SFAS 109.

10.   Please tell us why you have not made disclosure about uncertain income tax positions under FIN 48. If you believe you have no uncertain income tax positions, please confirm. Please note that FIN 48 applies to taxes based on income (as defined in paragraphs 3 and 4 of SFAS 109) in all taxing jurisdictions, including China.

Item 15. Exhibits and Financial Statement Schedules, page 56

11.   We note that the certifications filed as Exhibits 31.1 and 31.2 refer to your company as a "small business issuer." Please note that the "small business issuer" language is no longer applicable. Please revise so that certifications included in future filings are exactly as specified in Item 601(31)(b) of Regulation S-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant